UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

—————————

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

—————————

For the month of May 2009

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                            No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

Paris, May 7, 2009

FIRST QUARTER 2009 IN LINE WITH EXPECTATIONS

2009 OBJECTIVES CONFIRMED

(UNAUDITED IFRS DATA)

•	Consolidated revenue: €9,267.0 million, up 5% at constant exchange rates (up 4% at current exchange rates), including 3.4% organic growth

•	Consolidated operating cash flow: €1,059.3 million, a decrease of 4.1% at constant exchange rates (decrease of 6.6% at current exchange rates)

•	Net financial debt: €16.8 billion as compared with €16.5 billion at December 31, 2008, primarily due to the seasonality of the working capital requirement

Veolia Environnement’s unique market position and its dynamic teams allowed the company to achieve continued growth in the first quarter of 2009. The Group’s consolidated revenue was up 5% at constant exchange rates, including 3.4% internal growth, despite a difficult economic environment which led to a 7.7% decline in revenue at constant consolidation scope and exchange rates as compared with the first quarter of 2008 in the waste management business.

Due to the improvement of results in the Water, Energy and Transport divisions, the level of operating cash flow was generally resilient, amounting to €1,059.3 million. This represents a decrease of 4.1% at constant exchange rates as compared with the first quarter of 2008, which had not yet been impacted by the economic slowdown.

The measures implemented to adapt to the economic downturn in the waste management business, targeting a reduction in costs of €100 million in 2009, were launched during the first quarter. As expected, the effects of these programs will mostly eventuate during the second half of the year.

Furthermore, the Veolia 2010 efficiency plan aimed at generating €180 million in savings in 2009 and an additional €220 million in 2010, as well as efforts to reduce net investments by at least €1.6 billion to contain net investments at €2 billion, notably due to the already announced disposal program, are progressing in accordance with commitments.

The operating and financial performances in the first quarter are consistent with the objectives set for 2009: the generation of positive free cash flow(1) after payment of the dividend and the generation of operating cash flow(*) after deduction of net investments of approximately €2 billion at constant exchange rates.

(1) For the definition of free cash flow, we refer the reader to the page n° 6 of this press release.

(*) Operating cash flow from our divisions and holding company.

1

VEOLIA ENVIRONNEMENT

Consolidated revenue
At March 31, 2009 (€m)	At March 31, 2008 (2) (€m)	% change 2009/2008	Of which internal growth	Of which external growth	Of which currency effect
9,267.0	8,913.7	+4.0%	+3.4%	+1.6%	-1.0%

Revenue

Veolia Environnement’s consolidated revenue rose 4.0% (+5.0% at constant exchange rates) to €9,267.0 million as compared with €8,913.7 million at March 31, 2008 (2).

Organic growth came in at 3.4%. The start-up of engineering and construction contracts, robust business activity in Europe (outside France) in the Water business as well as favorable weather conditions and an increase in energy prices at Veolia Energy offset to a large extent the contraction in business at the Environmental Services (waste management) division, mainly due to the deterioration in the economic environment (7.7% decline at constant consolidation scope and exchange rates in the waste management business).

External growth of 1.6%, (+€146.8 million), resulted from the acquisitions completed mainly in 2008 by Veolia Energy for €56.3 million, by Veolia Transport for €44.7 million, by Veolia Environmental Services for €30.3 million and by Veolia Water for €15.5 million.

The share of revenue posted outside France totaled €5,407.8 million, or 58.4% of the total versus 57.4% at March 31, 2008 (2).

The negative €98.0 million impact from the translation of non-euro currencies into euros primarily reflected the depreciation against the euro of the pound sterling for €101.5 million and of Eastern European currencies (Czech Republic and Poland) for €57.4 million, partly offset by the appreciation of the U.S. dollar (positive impact of €122.5 million) against the euro.

Results

Operating cash flow totaled €1,059.3 million at March 31, 2009 as compared with €1,134.4 million at March 31, 2008(2), a decline of 6.6% at current exchange rates and 4.1% at constant exchange rates. This decrease resulted from the weaker performance of the Environmental Services division in all geographic locations due to the difficult economic environment, in particular lower volumes with its industrial clients, particularly in solid and liquid waste. At the Group level, this decline had a limited impact due to the good resilience of the other divisions. Consolidated recurring operating income declined 10.7% to €622.7 million from €697.6 million at March 31, 2008 (2). Depreciation and amortization expenses remained stable.

Net financial debt (3) amounted to €16.8 billion as compared with €16.5 billion at December 31, 2008. The net financial debt includes the impact of a €0.7 billion net investment program (primarily linked to organic growth and including operating financial assets) and increased in particular due to the seasonality of the working capital requirement.

(2) The aggregates published on March 31, 2008 were adjusted to ensure comparability between reporting periods with respect to the business activity of Clemessy and Crystal in the Energy division, booked from the third quarter of 2008 according to the IFRS 5 standard.

(3) Gross financial debt (non-current and current financial debt and bank overdrafts) net of cash and cash equivalents and excluding the revaluation of debt-hedging derivatives.

2

At March 31, 2009, operating cash flow less net investments amounted to €383 million as compared with €214 million at March 31, 2008. Due to the improvement in the net amount of operating cash flow less net investments, the reduction in the working capital requirement and other diverse financial elements, the free cash flow (4) in the first quarter of 2009 improved by more than €500 million, from -€739 million in the first quarter of 2008 to -€220 million in the first quarter of 2009.

In addition, within the framework of the refinancing of its existing debt and in order to maintain an average debt maturity of approximately nine years, the Group launched a €2 billion bond issue on April 15, 2009.

Analysis by division

Water

Revenue
At March 31, 2009 (€m)	At March 31, 2008 (€m)	% change 2009/2008	Of which internal growth	Of which external growth	Of which currency effect
3,142.7	2,870.0	+9.5%	+8.4%	+0.6%	+0.5%

•	In France, organic growth was 1.0% despite a slight decrease in volumes.

•

Outside France, excluding Veolia Water Solutions & Technologies, revenue grew 7.0% (up 5.5% at constant consolidation scope and exchange rates). In Europe, 8.6% revenue growth at constant consolidation scope and exchange rates takes into account the good level of business activity in Germany and the start of operations at the Brussels facility. At constant consolidation scope and exchange rates in Asia-Pacific, revenue was relatively stable and as the increase of nearly 20% in revenue in China offset the completion of construction activities in the Gold Coast (desalination in Australia). In North America, revenue increased 16.7% at constant consolidation scope and exchange rates, mainly due to a larger volume of engineering works activity and the start of the new Milwaukee contract.

•

Veolia Water Solutions & Technologies posted revenue of €649.9 million, up 29.6% at constant consolidation scope and exchange rates, supported by “Design and Build” contracts mainly in the municipal sector, particularly in the Middle East.

At March 31, 2009, the Water division’s operating cash flow and operating income increased despite a decline in delivered volumes of water in Europe, a delay in certain tariff increases and a negative impact of foreign currency translated into euros. They included the positive effects of the start-up of operations at the Brussels facility and significant productivity improvement efforts.

(4) For the definition of free cash flow, we refer the reader to page n° 6 of this press release.

3

Environmental Services

Revenue
At March 31, 2009 (€m)	At March 31, 2008 (€m)	% change 2009/2008	Of which internal growth	Of which external growth	Of which currency effect
2,226.4	2,415.9	-7.8%	-7.7%	1.3%	-1.4%

The economic crisis affected volumes of solid waste collected from industrial clients and hazardous waste volumes. The decline in industrial waste volumes was approximately 10%, in line with our expectations. The decrease in volume was marginally offset by a positive impact from pricing. The recycling activities, which represented around 9% of the Environmental Services’ division revenue in the first quarter of 2009 were in net decline (-46%), mainly due to the drop in prices.

•	In France, despite the full-year impact of the acquisition of Bartin Recycling Group, revenue decreased 6.9% due to the decline in volumes linked to the economic slowdown.

•

Outside France, organic growth declined 8.9%. Most geographical regions were impacted by the economic downturn. Accordingly, in Germany revenue fell €83 million (in the first quarter of 2009 as compared with the first quarter of 2008, notably due to lower volumes and the decline in prices in the paper business, as well as the slowdown in some activities such as industrial cleaning), as it did in North America (where the 14.5% appreciation in the dollar’s exchange rate offset the 7.8% decline in organic growth due in particular to the decline in treated volumes) and in Asia-Pacific. Revenue in the United Kingdom remained flat at constant consolidation scope and exchange rates.

Operating cash flow (€250.6 million, a decrease of 27% at current exchange rates) and operating income fell markedly in the first quarter of 2009 in comparison with the first quarter of 2008. This decline mainly resulted from the economic slowdown that has particularly affected France and Germany, while the implementation of measures to adapt to the downturn is currently underway.

Energy

Revenue
At March 31, 2009 (€m)	At March 31, 2008(5) (€m)	% change 2009/2008	Of which internal growth	Of which external growth	Of which currency effect
2,398.5	2,205.8	+8.7%	+8.7%	+2.6%	-2.6%

•

Revenue grew 8.7%, particularly due to the rise in energy prices (+€99 million), the more favorable weather conditions (+€87 million) and strong commercial development notably outside France. The negative €56.5m impact from the translation of non-euro currencies into euros was mainly due to Eastern European currencies.

(5) The aggregates published on March 31, 2008 were adjusted to ensure comparability between reporting periods with respect to the business activity of Clemessy and Crystal in the Energy division, booked from the third quarter of 2008 according to the IFRS5 standard.

4

•	In France, revenue increased 9.1% primarily due to the rise in energy prices and more favorable weather conditions than in 2008.

•

Outside France, total revenue growth was 8.4%, of which 8.7% at constant consolidation scope and exchange rates, also primarily due to the rise in energy prices, more favorable weather conditions and strong commercial development efforts.

•	The external growth of 2.6% mainly reflected the acquisition of Praterm in Poland during the first quarter of 2008 and small acquisitions completed over the course of 2008.

The increase in operating cash flow and operating income at constant exchange rates reflects the net positive impact of energy prices, favorable weather conditions and the sales of CO2 emission quotas.

Transportation

Revenue
At March 31, 2009 (€m)	At March 31, 2008 (€m)	% change 2009/2008	Of which internal growth	Of which external growth	Of which currency effect
1,499.4	1,422.0	+5.4%	+3.9%	+3.1%	-1.6%

•	Revenue in France grew 6.8% lifted by tariff indexations, the award of new contracts (Epernay, Royan, La Rochelle, etc.) and the full-year impact of the acquisitions made in 2008.

•

Outside France, revenue grew 4.6% (up 3.2% at constant consolidation scope and exchange rates), and reflected the full impact of the division’s developments in North America and strong growth in business activity in Australia at constant exchange rate, in particular related to the Melbourne contract.

•	In France, as well as abroad, revenue in the “freight” business declined 6.7% at constant consolidation scope and exchange rates due to the economic slowdown.

•	External growth in revenue of 3.1% mainly reflects the acquisition of Rail4Chem in Germany and to a lesser extent acquisitions in France and in the United States.

Operating cash flow and recurring operating income achieved significant growth in comparison with the first quarter of 2008, lifted by productivity improvement efforts and the good contribution of business activity in France, Germany and the United States.

5

Payment of the dividend (6):

Subject to the approval of the 5th resolution by the Annual General Meeting of Shareholders’ on May 7, 2009, shareholders may opt, between May 13, 2009 and May 29, 2009 inclusive, for the payment of the dividend in cash or in shares. The issue price for the new shares linked to the option of the payment in shares is set at €16.06 after application of the maximum discount of 10%. For shares listed on the Euronext, the ex-dividend date will be May 13, 2009 (7) and the dividend will be paid in cash or in shares beginning on June 8, 2009.

Definition of free cash flow:

Free cash flow consists in cash generated (sum of total cash flow from operations and the repayment of operating financial assets) net of the cash components of the following items: (i) change in operating WCR, (ii) equity transactions (changes in capital, dividends paid and received), (iii) investments net of disposals (including changes in receivables and other financial assets), (iv) net interest expenses paid and (v) tax paid.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investors contact Brian Sullivan – Tel +1 312-552-2847

Press release also available on our web site: http://www.veolia-finance.com

(6) Important information for non French shareholders foreign legal restrictions applicable to payment of dividend in shares: the share dividend election described in the fifth draft resolution submitted to the VE Shareholders’ Meeting to be held on May 7, 2009 provides shareholders with the option to receive the dividend in shares. This option may be subject to legal restrictions for Shareholders who are not French residents. For example, the payment of the dividend in shares is not available to shareholders residing in Australia, Canada, Italy, Japan or any other country in which such election would require the registration with, or approval by, local securities regulators. Shareholders are required to inform themselves of any conditions that may apply under their local law.

(7) For shares held in the form of ADRs on the NYSE, the ex-dividend date will be May 8, 2009.

6

CONFERENCE CALL

2009 FIRST QUARTER REVENUE

Thursday 7th of May, 2009 at 8.30 AM (CET)

Phone numbers to dial:

+33 (0)1 70 99 42 72

Or

+44 (0)20 7138 0824

A replay will be available from 7th to 13th of May, 2009

Phone number (France)	+33 (0)1 71 23 02 48
Phone number (UK)	+44 (0)20 7806 1970
Phone number (USA)	+1 718 354 1112

Code 7420589#

7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 7, 2009

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog Title: General Secretary